02 JUN 19 AM 11:27

02042001

ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone: 91 33 2889373/9374/9400/1414
Fax: 91 33 2882259/2260/1256

82-3470

SUPPL

12th June, 2002

The Secretary
The Calcutta Stock Exchange
Association Ltd.
7, Lyons Range
Kolkata 700 001

The Executive Director
The Delhi Stock Exchange
Association Ltd.
DSE House
3/1, Asaf Ali Road
New Delhi 110 002

The Manager Listing
Bangalore Stock
Exchange Ltd.
Stock Exchange Towers
51, 1st Cross, J. C. Road
Bangalore 560 027

The Executive Director
Madras Stock Exchange Ltd.
Exchange Building
11, Second Line Beach
Chennai 600 001

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Hyderabad Stock
Exchange Ltd.
3-6-275, Himayatnagar
Hyderabad 500 029

The Executive Director
The Stock Exchange, Ahmedabad
Kamdhenu Complex
Panjarapole
Ahmedabad 380 015

The Secretary
Cochin Stock Exchange Ltd.
MES Buildings, Dr. P. K.Abdul
Gafoor Memorial Cultural Complex
36/1565, 4th floor, Judges Avenue
Kaloor
Cochin 682 017

The Secretary
Pune Stock Exchange Ltd.
'Shivleela Chambers'
752, Sadashiv Peth
R. B. Kumthekar Marg
Pune 411 030

The Secretary
The Uttar Pradesh Stock
Exchange Association Ltd.
Padam Towers
14/113, Civil Lines
Kanpur 208 001

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Dear Sirs,

ITC Employee Stock Option Scheme

Further to our letter dated 22nd May, 2002, we write to advise that an inadvertent error had crept in the figure of the total number of Options granted by the Compensation Committee of the Board of Directors on 22nd May, 2002, which should read as 6,27,070 Options instead of 6,35,809 Options. All other details communicated in our letter dated 22nd May, 2002 remain the same.

ITC Limited

Brief details of the Options granted are as follows :

Number of Options granted	:	6,27,070
Number of Ordinary Shares covered by the Options granted	:	6,27,070 Ordinary Shares of Rs.10/- each.
Exercise Price	:	Rs.617.90 per Option.
Vesting Period	:	1 to 3 years from the date of grant of the Options.
Exercise Period	:	To commence from date of vesting and to expire at the end of five years from the date of grant.

Yours faithfully,
ITC Limited

(B. B. Chatterjee)
Executive Vice President &
Company Secretary

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.